Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces Pricing of Secondary Offering of Ordinary Shares

Singapore, September 22, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “it” or “we”), a global provider of maritime transportation services predominately in the drybulk sector, today announced the pricing of the previously announced underwritten public secondary offering of 1,841,962 ordinary shares by certain existing shareholders of the Company (the “Selling Shareholders”) at a public offering price of $13.50 per share, for an aggregate purchase price of $24,866,487. The Offering is expected to close on September 27, 2021, subject to customary closing conditions. The Selling Shareholders will receive all of the proceeds from the Offering. Grindrod Shipping is not selling any of its ordinary shares in the Offering and will not receive any proceeds from the Offering.

Jefferies is acting as sole book-running manager for the Offering. Noble Capital Markets, Inc. is acting as co-manager for the Offering.

The Offering was made pursuant to the Company’s existing effective shelf registration statement on Form F-3, including a base prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 23, 2021 and a related prospectus supplement for the Offering. Prospective investors should read the prospectus supplement and base prospectus in that registration statement and other documents the Company has filed or will file with the SEC for more complete information about the Company and the proposed offering. When available, copies of the prospectus relating to and describing the terms of the proposed Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping operates a fleet of owned and long-term and short-term chartered in drybulk vessels predominately in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”), include a Core Fleet of 31 vessels consisting of 15 handysize carriers and 16 supramax/ultramax drybulk carrier. The Company also owns one medium range product tanker on bareboat charter. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticket “GRIN” and on the JSE under the ticker “GSH.”

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management’s examination of historical trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping’s public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03

01 Southpoint Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 6617566

Fax: (212) 661 7526

Email: grindrod@capitallink.com